Exhibit 99.1

Vinci Partners Press Release OCTOBER 03 2023

VINCI PARTNERS ANNOUNCES R$353 MILLION FOLLOW-ON OFFERING FOR SHOPPING MALL REIT

Rio de Janeiro, October 03, 2023 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) ("Vinci Partners,” "we," "us," or "our"), the controlling company of a leading alternative investment platform in Brazil, announced today the closing of the ninth issue of additional quotas for “Vinci Shopping Centers” (“VISC”, “The Fund”), a listed shopping mall REIT managed by Vinci Partners’ Real Estate segment.

VISC is Vinci Partners’ first listed REIT and one of the largest in the Brazillian stock exchange. The Fund is focused on income generation through the acquisition of shopping malls across various regions of the country, standing as the most regionally diversified shopping mall REIT in Brazil.

VISC held a follow-on offering comprising both primary and secondary shares with substantial demand from investors, surpassing the volume for the base offering. We are adding R$305 million in high-quality perpetual capital to Vinci’s assets under management.

“We are thrilled to announce VISC’s follow-on offering as it represents the re-opening for primary issuances for listed REITs in Brazil” said Leandro Bousquet, partner, and Head of Real Estate. “Our team is excited and ready to execute on the strong pipeline we have ahead of us. Over the past quarters, where primary issuances were basically muted, there was not enough dry powder to invest at several high-quality available assets, resulting in a stacked pipeline for most of our sub-strategies. We believe the strong pipeline for multiple strategies alongside the re-opening for primary issuances should present an important driver for further growth and future offerings.”

About Vinci Partners Real Estate

Vinci Partners’ Real Estate strategy is primarily focused on the acquisition of core, income-generating assets through public real estate funds (REITs). Our real estate strategy invests across various sub-strategies including shopping malls, industrial and logistics, offices, urban commercial properties, agribusiness, and financial instruments related to real estate assets. The team also manages opportunistic development funds.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, special situations, hedge funds, investment products and solutions and retirement services, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control.

Vinci Partners Press Release OCTOBER 03 2023

Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Kate Thompson

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240